Your **Vote** Counts!

FERGUSON ENTERPRISES INC.

2026 Annual Meeting
Vote by April 29, 2026
11:59 p.m. Eastern Time



⚡ FERGUSON

FERGUSON ENTERPRISES INC.
751 LAKEFRONT COMMONS
NEWPORT NEWS, VA 23606

V83420-P44850

You invested in FERGUSON ENTERPRISES INC. and it's time to vote!

You have the right to vote on proposals being presented at the 2026 Annual Meeting. **This is an important notice regarding the availability of proxy materials for the 2026 Annual Meeting to be held on April 30, 2026.**

Get informed before you vote

View the Notice of Annual Meeting and Proxy Statement and Transition Report online at www.proxyvote.com OR you can receive a free paper or email copy of the material(s) by requesting prior to April 16, 2026 (or prior to April 9, 2026 for U.K. stockholders). If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.proxyvote.com, (2) call 1-800-579-1639 (International charges apply if outside U.S. and Canada) or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For those stockholders based in the U.K., you may use the above method, or you may contact our U.K. office at Corporate Secretariat, c/o Ferguson Group Services Limited,1020 Eskdale Road, Winnersh Triangle, Wokingham, RG41 5TS or call +44-118-927-3810 or email corporate.secretary@ferguson.com.

 For complete information and to vote, visit **www.ProxyVote.com**

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Vote Virtually at the Meeting*

April 30, 2026
4:00 p.m. Eastern Time

Virtually at:
www.virtualshareholdermeeting.com/FERG2026

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the more complete proxy materials. Our proxy materials, which contain important information, are available on the internet or by mail. We encourage you to access and review all of the information contained in the proxy materials before voting. Please follow the instructions on the reverse side to vote on these important matters.

Voting Items	Board Recommends
1. To elect each of the 11 Director nominees named in the Proxy Statement to hold office until the Company's next annual meeting of stockholders and until such Director's successor shall have been elected and qualified.	
Nominees:	
1a. Rekha Agrawal	✓ **For**
1b. Kelly Baker	✓ **For**
1c. Rick Beckwitt	✓ **For**
1d. Bill Brundage	✓ **For**
1e. Geoff Drabble	✓ **For**
1f. Cathy Halligan	✓ **For**
1g. Brian May	✓ **For**
1h. James S. Metcalf	✓ **For**
1i. Kevin Murphy	✓ **For**
1j. Alan Murray	✓ **For**
1k. Suzanne Wood	✓ **For**
2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026.	✓ **For**
3. To approve, on an advisory basis, the compensation of the Company's Named Executive Officers for the five-month transition period from August 1, 2025 to December 31, 2025.	✓ **For**

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

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V83421-P44850